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                            September 19, 2023

       WeiQun Chen
       Chief Financial Officer
       Novagant Corp
       Suite 2006, AIA Kowloon Tower, Landmark East
       100 How Ming Street
       KT, Hong Kong 999077

                                                        Re: Novagant Corp
                                                            Amendment No. 2 to
Form 10-K for the Fiscal Year Ended March 31, 2023
                                                            File No. 000-26675

       Dear WeiQun Chen:

               We have reviewed your September 13, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our August 17,
       2023 letter.

       Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 31, 2023

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 42

   1. We note your response to prior comment 2 and re-issue. With respect to your disclosure pursuant to Item
9C(b)(5), we note that you have included language that such disclosure is to our best
knowledge.    Please supplementally confirm without qualification, if true, that your articles and
the articles of your consolidated foreign operating entities do not contain wording from
any charter of the Chinese Communist Party. In this regard, we note that the "to our
best knowledge" qualifier precedes the Item 9(C)(b)(5) disclosure.
             Please direct any questions to Jimmy McNamara at 202-551-7349 or Andrew Mew at
       202-551-3377.
 WeiQun Chen
Novagant Corp
September 19, 2023
Page 2

                                Sincerely,
FirstName LastNameWeiQun Chen
                                Division of Corporation Finance
Comapany NameNovagant Corp
                                Disclosure Review Program
September 19, 2023 Page 2
cc:       Longling Guo
FirstName LastName